INVEST IN **PRIMER ELECTROLYTE CHARGED SELTZERS**

The industries first variety pack with both alcoholic and non-alcoholic options





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drinkprimerseltzers.com Milwaukee WI



Alcohol | B2C | Ecommerce | Product | Eating and Drinking

LEAD INVESTOR

Izzy Lugo head of content @tradeblock_us | founder @strangeonpurpose | venture partner @wefunder

Primer Seltzers is one of those brands that I couldn't not invest in. After hearing Matt tell me this bit, "Whether somebody is fully sober, taking a night off, or just doesn't like the taste or feeling of alcohol they shouldn't automatically be separated from their social group." I was bought in. With experience coming from legacy brands like White Claw & Pabst, Primer Seltzer will be a force to be reckoned with for years to come. Get in now before you regret it!

Invested $1,000 this round

Learn about Lead Investors

Highlights

1. 📈 Hard seltzer segment has transformed the beer industry and still growing
2. 💪 Leadership team from White Claw & Pabst Blue Ribbon
3. 📢 PRIMER announcement featured in Forbes
4. ⚡Dynamic route-to-market plan with secured wholesalers, DTC and E-comm.
5. 🍻78% of US non-alcoholic drink buyers also purchased alcoholic beer, wine and spirits.
6. Progressive omni-category portfolio bridging alc. and non-alc. opportunities.

Our Team



Anthony Spina Co-Founder

A highly creative and collaborative leader with a strong track record of building lifestyle and culture brands. Formerly, senior brand manager at White Claw and Pabst Brewing Company.



We discovered a gap in the beverage ecosystem and decided to bridge the organic cross-pollination between

A highly creative and collaborative leader with a strong track record of building lifestyle and culture brands. Formerly, senior brand manager at White Claw and Pabst Brewing Company.

We discovered a gap in the beverage ecosystem and decided to bridge the organic cross-pollination between alcoholic and non-alcoholic options.



Matt Sievers Co-Founder

Prior leadership roles leading Pabst Blue Ribbon field and culture marketing as well as bar and restaurant ownership groups.

We're PRIMER Electrolyte Charged Hard Seltzers


WELCOME TO THE FIRST
3 ABV / VARIETY PACK
PRIMER
ELECTROLYTE CHARGED HARD SELTZER
(3) 0% ABV • (3) 5% ABV • (3) 8% ABV
AVAILABLE IN BLACK CHERRY & MANGO

In a year that brought so much change, we couldn't help but notice this included people's drinking habits. We've been a direct part of the explosive growth of hard seltzers, led by brands like White Claw. But noticed that as other brands followed, there hasn't been much differentiation across the board aside from flavors.


OUR STORY
After 10+ years building lifestyle brands at WHITE CLAW and PABST BLUE RIBBON, we followed fresh street-level insights to create a new white space in the beverage industry for the modern consumer.
What is PRIMER™?
PRIMER is your base coat.
Keeping you PRIMED AND READY for what's next.
Forbes
A Midwest Beverage Company Aims To Shake Up The Hard Seltzer Space

So with that, we set out on a mission to modernize the drinking experience.

We have always been socialized into drinking a conventional way - meaning the more you drank the more fun you were having. Not only has this proven untrue in practice for so many, but it also left out those who may not be drinking but still wanted to be a part of the party. Whether somebody is fully sober, taking a night off, or just doesn't like the taste or feeling of alcohol they shouldn't automatically be separated from their social group.


PRIMER

The big "ah ha" moment was when we realized that nobody was providing a one-stop-shop inclusive drinking system that had something for everyone and would

fit into all occasions. From that moment on, we realized as simple as it may seem, there was potential to actually shift the foundational way society was drinking.



THE PROBLEM
The beverage industry is undergoing unprecedented change. Driven by a zeitgeist shift impacting the foundations of how the modern consumer is consuming and purchasing alcohol.
CONSUMERS ARE DRINKING DIFFERENTLY.
78%
US NON-ALCOHOLIC DRINK BUYERS WHO ARE ALSO PURCHASING ALCOHOLIC BEER, WINE AND SPIRITS. (NIELSEN IQ, 10.21)
58%
CONSUMERS WHO ARE SWITCHING BETWEEN FULL STRENGTH ABV DRINKS AND NO/LOW ABV DRINKS DURING THE SAME OCCASION. (IWSR, 4.21)

PRIMER
BLACK CHERRY
ELECTROLYTE CHARGED
HARD SELTZER

Each pack contains 3 different ABV (alcohol by volume) levels, helping ensure there's **something for everyone.** Inclusivity is at the core of what we do.



THE MISSION
To modernize the foundational drinking experience by offering a 3-ABV system with both alcoholic and non-alcoholic options with elevated product offerings giving choice, control and conciseness for every occasion to the modern beverage consumer.
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Additionally, PRIMER Electrolyte Charged Seltzers are infused with electrolytes which will help keep every drinker primed and ready for whatever is coming next!

Our nine-packs of 12-ounce sleek cans include versions at 0%, 5% and 8% ABV, which provides **choice, control** and **consciousness.**



THE LIQUID
Created By Randy Hughes, former 30+ year Brewmaster of City Brewing in La Crosse, WI
TASTE PROFILE:
Refreshing profile with flavor consistency throughout the 3 ABVs.
BREW SPECS:
Gluten Free
2G Carbs
All Natural Ingredients
THE DESIGN
Differentiated from the "Sea of Sameness" to stand out from the crowd
PRIMER





0% - 2G Sugar / 10 Calories
5% - 2G Sugar / 100 Calories
8% - 2G Sugar / 160 Calories

PRIMER

We've had a blast testing PRIMER, both qualitative and quantitative, to see if the concept would work in real life. The end result was seamless and many people didn't even really notice that they were naturally shifting between the 3 ABVs. It left many of us saying "how have we not been drinking like this all along". With PRIMER everyone is invited to join the party, no matter their preference.



CONSUMERS WANT A MULTI-ABV VARIETY PACK
QUALITATIVE TESTING AND VALIDATION COMPLETED
11%
11%
19%
20%
39%
QUESTION:
On a scale of 1-5, how interested would you be in a new hard seltzer variety pack with three different alcohol content versions included (0%, 5% & 8%)?
78% OF RESPONDENTS INTERESTED

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We will be launching with two fan-favorite flavors: black cherry and mango. The flavor profile is consistent throughout the 0%, 5% and 8% so that your palate can shift seamlessly between the different alcohol content versions.

We are already working on R&D for additional flavors as well as expansion products in the functional non-alcoholic and CBD space.



MARKET OPPORTUNITY
Hard Seltzer
HARD SELTZER







$8B+
Opportunity Space
Non
Alcoholic Seltzer
$2.6B
CBD Seltzer
$1.4B
TOTAL HARD SELTZER SEGMENT CATEGORY
+14%
GROWTH IN 2021*
*IRI Total U.S. MULO+C, L52 W/E 1/23/22

DEMOGRAPHICS
Gender Neutral
Males and Females
Ages 21-40
Urban and Suburban
CORE TRIBES
Citizen Athletes
Innovators
Adventure Seekers
CORE OCCASIONS
Group Bonding
Celebration
Everyday User
Active Lifestyle

PRIMER
MANGO
ELECTROLYTE CHARGED
HARD SELTZER
BLACK CHERRY

PRIMER Electrolyte Charged Seltzers will be available in Wisconsin and Illinois in early April, with plans to expand to additional Midwest states. We've secured a partnership with GoPuff as our DTC partner and are finalizing a top-tier E-comm partner that will help us unlock additional distribution in 26+ states.

ROUTE TO MARKET
FOCUSED PHYSICAL DISTRIBUTION:
2022 – IL, WI, MI
2023 – MN, IN, OH
2024 – EXPANSION STATES
E-COMM:
SECURED PARTNERSHIP TO UNLOCK ADDITIONAL DISTRIBUTION IN 26+ STATES ACROSS U.S.
DTC:
SECURED LAUNCH PARTNERSHIP INCLUDING DIGITAL AND GUERRILLA MARKETING ACTIVITIES







POTENTIAL FOR GLOBAL EXPANSION
Current licensing deal in India set to be on shelf in Q3 2022
Outreach and inquiries from UK, South America and Mexico

We are bringing together a unique group of creators, athletes, artists and musicians to build a unique community with PRIMER. Join the team and step into the PRIMER family!







USE OF FUNDS TO FUEL GROWTH
We will be using the funds received from WeFunder to help drive and grow the business to support COGS, operating capital, new innovation products and marketing support.
20% MARKETING
30% COGS (COST OF GOODS SOLD)
20% INNOVATION
30% OPERATING CAPITAL
30% COGS (COST OF GOODS SOLD)
30% OPERATING CAPITAL
20% INNOVATION
20% MARKETING

INTERNAL PRIMER COLLABORATION NETWORK
We bring together a dynamic group of creators, athletes, community leaders, artists, musicians and photographers to build the PRIMER community.
REACH: 1 MILLION+ ORGANIC IMPRESSIONS

PRIMER

BUSINESS OVERVIEW
FOR WHAT'S NEXT, INC.
• C-CORP
• QSBS Compliant
STRONG INDUSTRY LEADERSHIP TEAM
Long standing track record of success
STRONG RUNWAY FOR GROWTH
16.2% 2020-2027 Hard Seltzer Segment Forecasted CAGR
Portfolio optimized for CBD and Cannabis Seltzers when and where legal
LOW CAPEX
No physical infrastructure
Favorable brewing and co-packer deal secured
IP PORTFOLIO
Trademarks
"The First Non-Alcoholic Hard Seltzer"
"The First Inclusive Drinking System"
"Primer Seltzers"



CORE TEAM
ANTHONY SPINA
Co-Founder
MATT SIEVERS
Co-Founder
Past: Senior Brand Manager
Past: Director of Field Marketing









CORE TEAM
RANDY HUGHES
Liquid Development
KC BLINN
Chief Creative Officer
RICH PASCUCCI
Advisor
MANNY RODRIGUEZ
Director of Marketing & Influencer Partnerships
MATT SOLIDA
Creative Director
Past: Brewmaster (City Brewery)
Past: Exec Creative Director (Pabst)
Past: 20+ years in beverage leadership in C-Suite and executive roles (Diageo, Pabst & Red Bull)
Past: Owner (Jugrnaut)
Past: Creative Director (RBI Creative)











CORE TEAM
AUSTIN SAWYER / Countermeasure Solutions
TAYLOR FOXMAN / The Industry Collective
ANDREW GUARD / The Guard Agency
Fractional Key Account & Sales Support
Fractional Strategic Partnerships Support
Fractional Operations & Supply Chain Support









PRIMER


ELECTROLYTE CHARGED


INVESTMENT PERKS
$500
-PRIMER Sticker Pack
-PRIMER certificate
-10% off merch for 1 calendar year
$1,000
-2 PRIMER Sticker Packs
-PRIMER Ownership Certificate
-Limited Edition Hat
-%15 off Merch for a year
-Limited PRIMER artist collaboration poster
-Ticket to the exclusive PRIMER community summit in Chicago
$5,000
-3 PRIMER Sticker Packs
-PRIMER Ownership Certificate
-PRIMER T Shirt + Hat
-%15 off Merch for a year
-Limited PRIMER artist collaboration poster
-Ticket to the exclusive PRIMER community summit in Chicago
$10,000
- 3 PRIMER Sticker Packs
- PRIMER Ownership Certificate
- PRIMER T-shirt + Hatt
- Limited Edition Soccer Jersey or Yoga Mat
- %20 off Merch for a year
- Limited PRIMER artist collaboration poster
- Ticket to the exclusive PRIMER community summit in Chicago TBD Date
$25,000
- 4 PRIMER Sticker Packs
- PRIMER Ownership Certificate
- PRIMER T-shirt + Hat
- Limited Edition Soccer Jersey or Yoga Mat
- PRIMER overnight/ gym bag
- %25 off Merch
- Limited PRIMER artist collaboration poster
- Ticket to the exclusive PRIMER community summit in Chicago TBD Date


INVESTMENT PERKS
$50,000
-4 PRIMER Sticker Packs
-PRIMER Ownership Certificate
-PRIMER T-shirt + Hat
-Limited Edition Soccer Jersey or Yoga Mat
-PRIMER overnight/ gym bag
-%25 off Merch for a year
-Limited PRIMER artist collaboration poster
-Ticket to the exclusive PRIMER community summit in Chicago TBD Date
-PRIMER Dinner: Invite to rotating semi annual dinner at a PRIMER key account
$100,000
-5 PRIMER Sticker Packs
-PRIMER Ownership Certificate
-Limited Edition Soccer Jersey or Yoga Mat
-PRIMER T-shirt + Hat
-%25 off Merch for a year
-Limited PRIMER artist collaboration poster
-Ticket to the exclusive PRIMER community summit in Chicago TBD Date
-PRIMER Dinner: Invite to rotating semi annual dinner at a PRIMER key account
-PRIMER Innovation panel - be a part of developing new flavors and innovation!



Matt Sievers (Co-Founder), Randy Hughes (Brewmaster), Anthony Spina (Co-Founder)

We hope you'll join us as we set out to redefine the drinking experience—something for everyone, for every occasion!

@DRINKPRIMERSELTZERS

@PRIMERSELTZERS